

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2011

William F. Ritzmann
President and Chief Executive Officer
United Community Bancorp
92 Walnut Street
Lawrenceburg, Indiana 47025

> **Re:** **United Community Bancorp**
> **Registration Statement on Form S-1**
> **Filed March 15, 2011**
> **File No. 333-172827**
> **Form 10-K for Fiscal Year Ended**
> **June 30, 2010**
> **Filed September 28, 2010**
> **File No. 000-51800**

Dear Mr. Ritzmann:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. Please provide a recent developments section to disclose the results for the quarter ended March 31, 2011, to the extent that this information is available, together with a discussion of these results.

2. Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

3.   To the extent any of the comments relating to the offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

4.   Please include, either on the cover page or in the summary section of the prospectus, the complete mailing address and telephone number of your principal executive offices. Refer to Item 503(b) of Regulation S-K.

Risk Factors, page 23

5.   Revise this section to include a risk factor that discusses the impact of the increased capital from the offering upon your return on equity.

Use of Proceeds, page 36

6.   We note your disclosure in the second full paragraph on page 37 that the proceeds of the offering contributed to United Community Bank will *primarily* be used to fund new loans. Also, on pages 5 to 7 you discuss management's growth strategy, including specific areas for investment focus. Please revise this section to clarify how the proceeds from this offering will be used to implement the strategy. Where appropriate, please quantify, as a percentage or otherwise, the allocation of these proceeds to the identified aims, or to other uses.

Executive Officers, page 99

7.   Revise to disclose the ages of James W. Kittle, Vicki A. March, W. Michael McLaughlin and Michael B. Shannon. Refer to Item 401 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Risk Management

Analysis of Nonperforming and Classified Assets, page 85

8.   So that a reader would have a clear understanding of how management determines whether the company will enter into a troubled debt restructuring (TDR) as well as the steps taken to address potential problem loans, please revise to address the following:

- Discuss how management determines the value of the underlying collateral upon the restructuring of a loans, as well as in any subsequent periods (e.g. if appraisals are obtained, how often and under what circumstances);
- Discuss how shortfalls are addressed, including the steps taken by management to address these shortfalls (i.e. discuss the timeframe followed);
- Where the Company has received personal guarantees from the individual borrowers, tell us and disclose how you evaluate the strength of the guarantor,

            including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- Tell us how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

- Discuss the timing when both initial and any subsequent loan charge-offs or additional loan loss provisions are recorded.

9.   For each of the TDRs identified on pages 86 and 87, please revise your disclosure to ensure you address the items noted in the comment above.

10.   We note the deterioration in the credit quality of your loan portfolio during fiscal 2010 and into the first six months of fiscal 2011 as evidenced by the increases in the levels of delinquencies, nonperforming loans and assets, classified assets, TDR's as well as continued increases in the loan loss provision. We also note the allowance for loan losses as a percentage of nonperforming loans has continued to decrease as well during the corresponding periods. Please address the following:

- Revise your disclosure to comprehensively bridge the gap between the increases in the above noted items with the changes in your allowance for loan losses and respective coverage ratios;

- Provide an analysis of each component of your allowance for loan losses detailing how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. In this regard provide us with comparative information of the data provided in the table on F-24 (Credit Risk Profile by Internally Assigned Grade) at June 30, 2010 and link your analysis to the trends in your risk profile;

- Clearly explain how you considered the levels of nonperforming loans and charge-offs at each period end when determining the amount of your allowance; and

- To the extent that the changes in your nonperforming loans were due to a few large credits or a large number of small credits, please discuss this fact. In this regard, revise your table on F-21 to include the number of corresponding nonaccrual loans.

<u>How We Determined the Offering Range and the $8.00 Purchase Price, page 122</u>

11.   Please revise the third paragraph on page 123 to disclose the selection criteria applied by Keller & Co. in selecting the peer group companies, including factors like profitability, number of branches or other factors. We note that there appears to be a significant variation in asset size, with members of the peer group having asset sizes ranging from less than half of United Community's current size, to more than three times its current size. The investor should be able to understand how Keller concluded that these

companies could be considered United Community's "peers" and therefore were used in determining the company's appraised value.

Proxy/Prospectus Cover Page

12.   Revise your discussion of the exchange to compare the implied exchange value to the market price of your stock as of a recent date.

Form 10-K Filed for the Fiscal Year Ended June 30, 2010

13.   Please revise your future Exchange Act filings to address the above comments as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Senior Attorney

cc: (facsimile only)
        Edward G. Olifer, Esq.
        Kilpatrick Townsend & Stockton LLP
        (202) 204-5614